AMERICAN ENERGY CAPITAL PARTNERS – ENERGY RECOVERY PROGRAM, LP

405 Park Avenue

New York, NY 10022

T: 212-615-4500 Fax: 646-861-7743

May 4, 2015

ELECTRONIC FILING

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	American Energy Capital Partners-Energy Recovery Program, LP (the “Partnership”)
File No. 333-192852

Dear Mr. Schwall:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) made in a telephone call with Ms. Karina Dorin on May 4, 2015 regarding Post-Effective Amendment No. 6 to Form S-1 filed on May 1, 2015.

The Partnership represents that it will not use any sales materials in connection with the offer and sale of its securities until the sales materials have been revised to conform with the Registration Statement and copies have been supplementally submitted to the staff.

The Partnership represents it will incorporate the Investment Opportunity Allocation Agreement (Exhibit 10.4) by reference to Post-Effective Amendment No. 6 in its next Form 10-Q filed with the Commission.

The Partnership acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Partnership acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Partnership acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

May 4, 2015

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

AMERICAN ENERGY CAPITAL PARTNERS –
ENERGY RECOVERY PROGRAM, LP

BY: American Energy Capital Partners
GP, LLC, its general partner

/s/ William M. Kahane

William M. Kahane, Chief Executive Officer and President